Schedule 13G for Simms Capital Management, Inc.:


Name of Issuer: Thrustmaster, Inc.

Title of Class of  Securities:  Common Stock (Symbol TMSR)

CUSIP No.: 886027101000

Name, Address and Telephone
of Person Authorized to Receive
Notices and Communications:		Tom Kingsley
					Simms Capital Management, Inc.
					55 Railroad Ave. Plaza Suite
					Greenwich, CT  06830
					(203) 861-8528


Date of Event which
Requires Filing of this
Statement:				August 26, 1996


Fee is being paid
with this filing:				Yes. (Initial Filing).


Name of Reporting Person	:		Simms Capital Management, Inc.
IRS#:					13-3582869


Source of Funds:			00- Assets under management.
				WC- Working Capital


Citizenship or Place of Organization:	Delaware


Sole Voting Power:			209,000 shares


Sole Dispositive Power:			209,000 shares


Aggregate Amount
Beneficially Owned:			209,000 shares


Percent of Class Represented:		5.1348%


Type of Reporting Person:		IA



Item 1:

This filing relates to Thrustmaster, Inc. (Symbol TMSR), a corporation having its offices in Hillsboro, Oregon. The telephone number is (503) 615-3200.

Item 2:

A&B: Simms Capital Management, Inc. is a registered SEC investment adviser with offices at: 55 Railroad Ave., Plaza Suite
Greenwich, CT  06830.

C: Simms Capital Management, Inc. has been registered as an investment adviser for more than five years.

D: There are no convictions in any criminal proceedings during the last five years.

E.  There were no civil proceedings during the last five years.

Item 3:

All funds are provided from working capital and assets under management.

Item 4:

A: All securities were acquired for investment purposes only. Additional securities may be acquired or sold at any time depending on the reporting entity's investment outlook for the specific security in question.









B: Simms Capital Management, Inc. as advisor of outside accounts, has sole power to vote and dispose of these securities.

C: Set forth below are all transactions in these securities during the last sixty days:

Thrustmaster, Inc.

                        Date         Price     Shares    Amount

RAS	         6/14/96       5.13      5,000      25,650
RAS	         7/09/96	4.377	10,000	 43,770
RAS	         8/26/96	4.502	12,000	 54,024
RAS	         9/05/96	4.876	20,000	 97,520
RAS	         9/06/96	4.75	5,000	23,750
RAS	         9/06/96	4.875	10,000	48,750
RAS	         9/06/96	5.125	10,000	51,250

Item 5:


D: N/A

E: N/A

Items 6,7,8,9 do not apply.

Item 10:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE (PRINT)


After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 9 , 1996                                                   .


Name:                                                  .
Simms Capital Management, Inc,
Robert A. Simms Sr., Director, President